Exhibit 4.3

SECOND AMENDED ADVISORY SERVICES AGREEMENT

This Second Amended Advisory Services Agreement (the “Second Amendment”), is effective as of May 18, 2007, between Mark L. Baum, Esq. (the “Consultant”), and VoIP, Inc. (the “Company).

WHEREAS, on May 9, 2007, the Consultant and the Company entered into an Advisory Services Agreement (the “Services Agreement”), and on May 14, 2007 these parties entered into a First Amended Advisory Services Agreement; and

WHEREAS, the Consultant and the Company wish to further amend certain sections of the Services Agreement; and

NOW, THEREFORE, in consideration of the mutual covenants contained in this Second Amendment, and for good and valuable consideration, the receipt of which is hereby acknowledged, it is agreed as follows:

1.	It is agreed that Sections 3(d), 3(e), 4(e), and the related Exhibits A and C of the Services Agreement shall be eliminated.

2.	It is further agreed that the Consultant will not engage in capital raising or stock promotion activities on behalf of the Company during the term of the Services Agreement, as amended.

3.
It is further acknowledged that the Consultant is an “accredited investor” (as defined in Rule 501 of Regulation D), and such Consultant has such experience in business and financial matters that he is capable of evaluating the merits and risks of an investment in the Company’s securities as provide for in the Services Agreement (the “Securities”), as amended. Such Consultant is not required to be registered as a broker-dealer under Section 15 of the Exchange Act and such Purchaser is not a broker-dealer. The Consultant acknowledges that an investment in the Securities is speculative and involves a high degree of risk.

IN WITNESS WHEREOF, this Second Amended Advisory Services Agreement has been executed by the parties first listed above on as of May 18, 2007.

CONSULTANT:	COMPANY:

MARK L. BAUM, ESQ.	VOIP, INC.

/s/ Mark L. Baum, Esq.	/s/ Anthony Cataldo
Mark L. Baum, Esq.	By: Anthony Cataldo
Its: Chief Executive Officer